600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
November 24, 2008
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Basic Energy Services, Inc. Registration Statement on Form S-3 Filed October 27, 2008 File No. 333-154760
Dear Mr. Schwall:
          Set forth below are the responses of Basic Energy Services, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2008, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-154760) (the “Registration Statement”). Where applicable, the Company’s responses indicate the additions, deletions or revisions it will include in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition, we are filing herewith a draft copy of a revised Exhibit 5.1 to the Registration Statement that includes the proposed revisions set forth below. For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.
General
1.	We are considering the response you submitted via EDGAR on November 10, 2008, relating to your annual report on Form 10-K for the fiscal year ended December 2007.

Response: We appreciate your consideration and will await your response.

2.	We note that you are registering the guarantees related to debt securities that may be issued by Basic Energy Services, Inc. Please explain to us why you believe that you may use Form S-3 to register those guarantees.

Response: General Instruction I.C. to Form S-3 provides that “If a registrant is a majority-owned subsidiary, security offerings may be registered on this Form if: ... the

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 24, 2008

parent of the registrant-subsidiary meets the Registrant Requirements and the applicable Transaction Requirement, and the securities of the registrant-subsidiary being registered are full and unconditional guarantees, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the parent’s nonconvertible securities, other than common equity, being registered.” The Company confirms that each of the subsidiary guarantors listed as a co-registrant in the Registration Statement is a direct or indirect wholly-owned subsidiary of the Company and the guarantees being registered are full and unconditional guarantees of the payment obligations on the Company’s nonconvertible securities.
Exhibit 5.1
3.	Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate opinions.

Response: The Company hereby undertakes to file the appropriate opinions of counsel as an exhibit each time the Company does a takedown of any of these securities, including, if applicable, any opinions of local counsel required in connection with the issuance of guarantees by the guarantors.

4.	Please obtain and file a revised opinion to address the following comments.

Response: The Company will file a revised opinion of counsel as Exhibit 5.1 to Amendment No. 1 to address the following comments.

5.	The opinion makes reference to a senior indenture substantially in the form of Exhibit 4.6 and to a subordinated indenture substantially in the form of Exhibit 4.7. However, it appears that these exhibit number references may be incorrect.

Response: The revised opinion of counsel filed as Exhibit 5.1 to Amendment No. 1 will contain the correct references to Exhibits 4.8 and 4.9.

6.	The fifth paragraph of the opinion only excludes the Issuer from the assumptions regarding corporate or other power, but it must exclude from the assumptions each of the Guarantors as well.

Response: We will revise Exhibit 5.1 to clarify that we exclude from the aforementioned assumptions each of the Guarantors as well.

7.	It is unclear why counsel has assumed that the consideration paid for any common or preferred shares will comply with Section 3 of Article IX of the Delaware Constitution.

Response: We will revise Exhibit 5.1 to delete the reference to Section 3 of Article IX of the Delaware Constitution, which has been repealed.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 24, 2008

8.	It is unclear why in the antepenultimate paragraph counsel expresses “no opinion herein with respect to provisions relating to severability or severability.” If these limitations remain in the revised opinion you receive, explain to us why they are necessary and appropriate.

Response: We will revise Exhibit 5.1 to delete this language.

9.	Counsel expresses no opinion other than as to the laws of the State of New York and the Delaware General Corporation Law. However, it is unclear why it excludes from the opinion the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors.

Response: We believe that the opinions being delivered in Exhibit 5.1 do not invoke the laws of any other jurisdiction other than the laws of the State of New York and the Delaware General Corporation Law, as no authorizations by any of the Guarantors on the matters subject to the opinions have occurred as of the date hereof. As noted in the response to comment 3 above, the Company undertakes to file with the Commission the appropriate opinions of counsel, including, if applicable, any opinions of local counsel relating to the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors, when the Company issues securities pursuant to the Registration Statement.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
November 24, 2008

          Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ David C. Buck

David C. Buck

cc: Alan Krenek (Company)

[Andrews Kurth Draft 11/24/2008]
Exhibit 5.1

600 Travis, Suite 4200	Austin
Houston, Texas 77002	Beijing
713.220.4200 Phone	Dallas
713.220.4285 Fax	Houston
andrewskurth.com	London
Los Angeles
New York
The Woodlands
Washington, DC
~~October 24~~ [            ], 2008
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701
Gentlemen:
     We have acted as special counsel to (a) Basic Energy Services, Inc., a Delaware corporation (the “Issuer”), and (b) each of the entities listed on Schedule A attached hereto (each a “Company,” collectively, the “Guarantors,” and collectively with the Issuer, the “Companies”), in connection with the preparation of a registration statement on Form S-3 (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the offering from time to time, as set forth in the Registration Statement, the form of prospectus contained therein (the “Prospectus”) and one or more supplements to the Prospectus (each, a “Prospectus Supplement”), of (i) shares of common stock, par value $0.01 per share (“Common Shares”), of the Issuer, (ii) shares of preferred stock, par value $0.01 per share (“Preferred Shares”), of the Issuer, (iii) senior debt securities (“Senior Debt Securities”) of the Issuer, (iv) subordinated debt securities (“Subordinated Debt Securities,” and together with the Senior Debt Securities, “Debt Securities”) of the Issuer, (v) guarantees of Debt Securities by the Guarantors (“Guarantees”), (vi) warrants to purchase debt or equity securities of the Issuer (“Warrants”), and (vii) units (“Units”) consisting of one or more of the securities referred to in the foregoing clauses (i) through (vi), or any combination thereof, having an aggregate initial public offering price (for all such securities referred to in the foregoing clauses (i) through (vii)) not to exceed U.S.$1,000,000,000, on terms to be determined at the time of the offering thereof. The securities referred to in the foregoing clauses (i) through (vii) are collectively referred to herein as the “Securities.” All capitalized terms that are not defined herein shall have the meanings assigned to them in the Registration Statement or in either of the Indentures (as defined below).
     Senior Debt Securities will be issued pursuant to a senior indenture substantially in the form attached as Exhibit 4.~~6~~8 to the Registration Statement (the “Senior Indenture”), between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Senior Debt Trustee”), as it may be amended or supplemented from time to time, including at the time of and in connection with the issuance of such Senior Debt Securities. Guarantees of Senior Debt Securities will be issued pursuant to the Senior Indenture, as it may be amended or supplemented

Basic Energy Services, Inc.
~~October 24~~ [            ], 2008

from time to time, including pursuant to supplemental indentures among the Issuer, the Guarantors and the Trustee entered into at the time of and in connection with the issuance of such Guarantees and such Senior Debt Securities. Similarly, Subordinated Debt Securities will be issued pursuant to a subordinated indenture substantially in the form attached as Exhibit 4.~~7~~9 to the Registration Statement (the “Subordinated Indenture,” and together with the Senior Indenture, the “Indentures”), between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Subordinated Debt Trustee”), as it may be amended or supplemented from time to time, including at the time of and in connection with the issuance of such Subordinated Debt Securities. Guarantees of Subordinated Debt Securities will be issued pursuant to the Subordinated Indenture, as it may be amended or supplemented from time to time, including pursuant to supplemental indentures among the Issuer, the Guarantors and the Trustee entered into at the time of and in connection with the issuance of such Guarantees and such Subordinated Debt Securities.
     The Warrants will be issued pursuant to a warrant agreement (the “Warrant Agreement”) between the Issuer and a warrant agent.
     In arriving at the opinions expressed below, we have examined (i) the certificate of incorporation and bylaws of the Issuer, (ii) the Registration Statement, (iii) the Prospectus, (iv) the forms of the Indentures, and (v) originals or copies certified or otherwise identified to our satisfaction of such other instruments and other certificates of public officials, officers and representatives of the Issuer and such other persons as we have deemed appropriate as a basis for the opinions expressed below.
     In rendering the opinions expressed below, we have assumed and have not verified (i) the genuineness of the signatures on all documents that we have examined, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents supplied to us as originals and (iv) the conformity to the authentic originals of all documents supplied to us as certified, photostatic or faxed copies. In conducting our examination of documents, we have assumed the power, corporate or other, of all parties thereto other than the Issuer and the Guarantors to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the due execution and delivery by such parties of such documents and that, except as set forth in the numbered opining paragraphs below, to the extent such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties.
     In rendering the opinions expressed in paragraphs 2 through 5 below with respect to the Securities therein referred to, we have assumed that:
     (i) any Certificate of Designation in respect of Preferred Shares and the forms of certificates representing any Common Shares or Preferred Shares will be in conformity with the certificate of incorporation and bylaws of the Issuer and with applicable law;
     (ii) the consideration paid for any Common Shares or Preferred Shares will comply with Section 153(a) or (b) of the Delaware General Corporation Law (the “DGCL”), and the third

Basic Energy Services, Inc.
~~October 24~~ [            ], 2008

sentence of Section 152 of the DGCL~~, and Section 3 of Article IX of the Delaware Constitution, or (in each case) any successor provision~~;
     (iii) any supplemental indenture to either of the Indentures executed and delivered, and any Board Resolution certified and delivered, pursuant to either of the Indentures in any such case, in or pursuant to which the terms of any Debt Securities and Guarantees are established and pursuant to which such Debt Securities and Guarantees are issued, will comply with such Indenture as theretofore amended or supplemented, and the form and terms of such Debt Securities and Guarantees will comply with such Indenture as then and theretofore amended or supplemented (including by any such supplemental indenture) and any such Board Resolution (and any Officer’s Certificate delivered pursuant thereto);
     (iv) the form and terms of any Debt Securities, the form and terms of any Guarantees, the form and terms of any Warrants or Units, and the form and terms of any and all Securities or other securities or obligations comprising the same or subject thereto (in the case of the Units and Warrants), the issuance, sale and delivery thereof by the applicable Company, and the incurrence and performance by the applicable Company of its obligations thereunder or in respect thereof (including, without limitation, its obligations under any related Indenture, Warrant Agreement or unit agreement) in accordance with the terms thereof, will be in full compliance with, and will not violate, the certificate of incorporation, articles of incorporation, bylaws, certificate of formation, limited liability company agreement, partnership agreement or similar instrument of any of the Companies, or any applicable law, rule, regulation, order, judgment, decree, award, or agreement binding upon any of the Companies, or to which the issuance, sale and delivery of such Securities, or the incurrence and performance of such obligations, may be subject, or violate any applicable public policy, or be subject to any defense in law or equity, and (without limiting the generality of the foregoing) Section 5-501.6.b of the New York General Obligations Law will apply in the case of all such Debt Securities and Guarantees. In addition, we have assumed the receipt by each person to whom or for whose benefit a Security is to be issued (collectively, the “Beneficial Holders”) of a certificate for such Security or the receipt by The Depository Trust Company, acting as agent, on behalf of all Beneficial Holders of the class or series of Securities of which such Security is one, of a global security then evidencing such Securities, and the issuance and sale of and payment for the Securities so acquired, in accordance with the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of each applicable Company, and in accordance with the Registration Statement (including the Prospectus and the applicable Prospectus Supplement).
     Based upon and subject to the foregoing, and subject also to the limitations and other assumptions and qualifications set forth below, we are of the opinion that:
     1. With respect to any Common Shares, assuming (a) the taking by the Issuer of all necessary corporate action to authorize and approve the issuance of such Common Shares, the terms of the offering thereof and related matters and (b) the issuance and delivery of such Common Shares in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of the Issuer, upon payment (or delivery)

Basic Energy Services, Inc.
~~October 24~~[                 ], 2008

of the consideration therefor provided for therein, such Common Shares will be validly issued, fully paid and nonassessable.
     2. With respect to any series of Preferred Shares, assuming (a) the taking by the Issuer of all necessary corporate action to authorize and approve the issuance and terms of such series of Preferred Shares, the terms of the offering thereof and related matters, (b) the due filing with the Office of the Secretary of State of the State of Delaware of a Certificate of Designation for such series of Preferred Shares to be issued and (c) the issuance and delivery of such series of Preferred Shares in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of the Issuer, upon payment (or delivery) of the consideration therefor provided for therein, such series of the Preferred Shares will be validly issued, fully paid and nonassessable.
     3. With respect to any series of Debt Securities to be issued under an Indenture, assuming (a) the due authorization and valid execution and delivery of such Indenture by the Issuer, as issuer, and the Trustee, (b) the due authorization and valid execution and delivery of the applicable supplement, if any, to such Indenture by the Issuer, as issuer, the Guarantors, as guarantors, and the Trustee, or the due authorization and valid execution and delivery of the applicable Board Resolution by the Issuer and the valid execution and delivery of the applicable Officer’s Certificate by a duly authorized officer of the Issuer, in each case, in accordance with the terms of such Indenture, as theretofore amended or supplemented, (c) the qualification under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of such Indenture, as then and theretofore amended or supplemented, (d) the taking by the Issuer of all necessary corporate action to authorize and approve the issuance and terms of such series of Debt Securities, the terms of the offering thereof and related matters, and (e) the execution, authentication, issuance and delivery of the Debt Securities of such series in accordance with the terms of such Indenture as then and theretofore amended and supplemented (including by any such supplemental indenture) and the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of the Issuer, upon payment (or delivery) of the consideration therefor provided for in such purchase, underwriting or similar agreement, such Debt Securities will be validly issued and will constitute valid and legally binding obligations of the Issuer.
     4. With respect to any Guarantees of any series of Debt Securities to be issued under an Indenture, assuming (a) the due authorization and valid execution and delivery of such Indenture by the Issuer, as issuer, and the Trustee, (b) the due authorization and valid execution and delivery of the applicable supplement, if any, to such Indenture by the Issuer, as issuer, the Guarantors, as guarantors, and the Trustee, or the due authorization and valid execution and delivery of the applicable Board Resolution by the Issuer and the valid execution and delivery of the applicable Officer’s Certificate by a duly authorized officer of the Issuer, in each case in accordance with the terms of such Indenture, as theretofore amended or supplemented, (c) the qualification under the Trust Indenture Act of such Indenture, as then and theretofore amended or supplemented, pursuant to which the Guarantees will be issued, (d) the taking by the Companies of all necessary corporate, limited liability company or partnership action (as

Basic Energy Services, Inc.
~~October 24~~[                 ], 2008

applicable) to authorize and approve the issuance and terms of the Guarantees and the series of Debt Securities to which they pertain, the terms of the offering thereof and related matters, and (e) the execution, authentication, issuance and delivery of the Debt Securities of such series, and the execution and delivery of such Guarantees, in accordance with the terms of such Indenture as then and theretofore amended or supplemented (including by any such supplemental indenture) and the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of the Issuer, upon payment (or delivery) of the consideration therefor provided for in such purchase, underwriting or similar agreement, such Guarantees will constitute valid and legally binding obligations of the applicable Guarantor.
     5. With respect to any Warrants to be issued under a Warrant Agreement, assuming (a) the taking by the Issuer of all necessary corporate action to authorize and approve the issuance and terms of such Warrants, the terms of the offering thereof and related matters, (b) the due authorization and valid execution and delivery of the Warrant Agreement by the Issuer and the warrant agent under the Warrant Agreement and (c) the execution, issuance and delivery of such Warrants in accordance with the terms of the Warrant Agreement and the applicable definitive purchase, underwriting or similar agreement approved by the board of directors of the Issuer, upon payment (or delivery) of the consideration therefor provided for in such purchase, underwriting or similar agreement, such Warrants will constitute valid and legally binding obligations of the Issuer.
     6. With respect to the Units, assuming (a) the taking by the Companies of all necessary corporate, limited liability company or partnership action (as applicable) to authorize and approve (i) the issuance and terms of the Units, the terms of the offering thereof and related matters, (ii) the issuance of any Common Shares which are a component of the Units, (iii) the issuance and terms of any series of Preferred Shares which are a component of the Units, and the filing with the Office of the Secretary of State of the State of Delaware of a Certificate of Designation for such series of Preferred Shares, (iv) the issuance and terms of any series of any Debt Securities which are a component of the Units, and the execution and delivery of the applicable Indenture and any applicable supplemental indenture, or the applicable Board Resolution or Officer’s Certificate, (v) the Guarantees, if applicable, of such Debt Securities, and (vi) the issuance and terms of any Warrants which are a component of the Units, and the execution and delivery of any related Warrant Agreement, and (b) the execution and delivery by all parties thereto and authentication, in the case of the applicable series of Debt Securities, and issuance of (i) the applicable Units, (ii) such Common Shares and/or Preferred Shares (and filing of such Certificate of Designation), (iii) such series of Debt Securities and Indenture (and qualification of such Indenture under the Trust Indenture Act) and any such supplemental indenture, or Board Resolution and Officer’s Certificate, (iv) such Guarantees and (v) such Warrants and Warrant Agreement in accordance with (A) the provisions of the Issuer’s certificate of incorporation (including such Certificate of Designation) and bylaws, in the case of Common Shares and/or Preferred Shares, such Indenture as then and theretofore amended and supplemented (including by any such supplemental indenture), or Board Resolution and Officer’s Certificate, in the case of a series of Debt Securities and (if applicable) the Guarantees of such Debt Securities, and the applicable Warrant Agreement, in the case of the Warrants, and

Basic Energy Services, Inc.
~~October 24~~[                 ], 2008

(B) the applicable definitive purchase, underwriting or similar agreement approved by the board of directors if the Issuer, upon payment (or delivery) of the consideration therefor provided for in such purchase, underwriting or similar agreement, such Units will constitute valid and legally binding obligations of the Issuer.
     Our opinions in paragraphs 3, 4, 5 and 6 above are subject to applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfer or conveyance), reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing~~, and we express no opinion herein with respect to provisions relating to severability or separability~~.
     We express no opinion other than as to the laws of the State of New York and the DGCL.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus. In giving this consent we do not admit that we are “experts” under the Securities Act, or the rules and regulations of the SEC thereunder, with respect to any part of the Registration Statement, including this exhibit. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law, and we have assumed that at no future time would any such subsequent change of fact or law affect adversely our ability to render at such time an opinion (a) containing the same legal conclusions set forth herein and (b) subject only to such (or fewer) assumptions, limitations and qualifications as are contained herein.
Very truly yours,
~~/s/ Andrews Kurth LLP~~

SCHEDULE A
Guarantors

State of
Incorporation or
Name of Guarantor	Organization
Basic Energy Services GP, LLC	Delaware
Basic Energy Services LP, LLC	Delaware
Basic Energy Services, L.P.	Delaware
Basic ESA, Inc.	Texas
Basic Marine Services, Inc.	Delaware
First Energy Services Company	Delaware
LeBus Oil Field Service Co.	Texas
Oilwell Fracturing Services, Inc.	Oklahoma
Globe Well Service, Inc.	Texas
SCH Disposal, L.L.C.	Texas
JS Acquisition LLC	Delaware
Acid Services, LLC	Kansas
JetStar Energy Services, Inc.	Texas
JetStar Holdings, Inc.	Delaware
Sledge Drilling Corp.	Texas
Chaparral Service, Inc.	New Mexico
Hennessey Rental Tools, Inc.	Oklahoma
Wildhorse Services, Inc.	Oklahoma
Xterra Fishing and Rental Tools Co.	Texas